SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com

NEWS RELEASE

November 10, 2004

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS THIRD QUARTER 2004 EARNINGS AND INITIATION OF BANKABLE FEASIBILITY STUDY FOR AGUA RICA

Northern Orion Resources Inc. (“Northern Orion”) is pleased to report net earnings of $5,721,000 ($0.05 per share) for the third quarter of 2004 and $17,706,000 ($0.16 per share) for the nine months ended September 30, 2004, compared to net earnings of $1,313,000 ($0.02 per share) and a loss of $1,089,000 ($0.03 per share), respectively, for the same periods in 2003.

Highlights of the quarter include (all figures are stated in U.S. dollars):

  Attributable share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera was $13,859,000 or $0.13 per share for the third quarter of 2004, a 74% increase over the same period in 2003 ($7,946,000 or $0.10 per share).   EBITDA for the nine months of 2004 was $42,216,000 or $0.39 per share compared to $8,636,000 ($0.21 per share) for the same period in 2003.  The Company acquired its 12.5% interest in Alumbrera on June 24, 2003.

  Equity in earnings from Alumbrera was $7,972,000 ($0.07 per share) for the third quarter of 2004, a 185% increase compared to $2,793,000 ($0.04 per share) for the same period in 2003.  For the nine months ended September 30, 2004, equity in earnings was $23,384,000 ($0.22 per share), compared to $3,076,000 ($0.08 per share) for the same period in 2003.

  Average realized copper price was $1.38 per pound and average realized gold price was $405 per ounce for the quarter and $1.31 and $404 respectively for the nine months of 2004.  Copper and gold prices were $0.79 per pound and $366 per ounce respectively, in the third quarter and nine months of 2003.

  Cash cost (net of gold by-products) was $0.04 per pound of copper during the quarter and negative $0.03 for the first nine months of 2004, compared to $0.09 per pound for the three and nine months ended September 30, 2003.

  At September 30, 2004, the Company had a cash position (including temporary investments) of $41,758,000.  The Company received cash distributions from Alumbrera of $29,082,000 during the quarter and $32,567,000 in the first nine months of 2004.  Since the Company’s acquisition of its 12.5% interest in Alumbrera on June 24, 2003, it has received cash distributions of $40,058,000 from Alumbrera.  In addition, the Company’s proportional share of cash held by Minera Alumbrera Ltd. is approximately $6 million at September 30, 2004.  The Company expects a further cash distribution from Alumbrera in the fourth quarter of 2004.

  In October 2004, the Company initiated a bankable feasibility study for its 100%-owned Agua Rica project.  The study is anticipated to be completed in the second half of 2005.

“We are extraordinarily pleased with the results from Alumbrera, which has contributed over $40 million to our cash balances since the acquisition of our interest in June 2003.  This represents a return of about 66% on our initial cash acquisition costs.  With anticipated higher copper and gold grades through the fourth quarter of 2004, we expect Alumbrera to continue to be a substantial cash generator.  With the ongoing success of Alumbrera, we can now focus on taking our Agua Rica project through bankable feasibility and into development,” said David Cohen, President and CEO of Northern Orion.

Teleconference call details

Northern Orion will host a telephone conference call on Wednesday, November 10th at 1:00 p.m. Pacific Time (4:00 p.m. Eastern) to discuss its 2004 third quarter financial results.  The conference call may be accessed by dialing 1-877-888-4210 in Canada and the United States, or 1-416-405-9328 or 1-416-695-6120 internationally. The conference call will be archived for later playback until November 17th and can be accessed by dialing 1-888-509-0081 or 1-416-695-5275.

Alumbrera operations

Third quarter production at Alumbrera was in line with the budgeted mine plan, which allowed for lower production levels as a result of reduced grades of both copper and gold as the planned open pit development was undertaken in mid-2004.  Both copper and gold grades are budgeted to recover through the fourth quarter of 2004 as indicated in the graphs below.  The mine continues to run efficiently and anticipates increased recovery as the flotation plant upgrade was successfully completed under budget and ahead of schedule in the second quarter of 2004.

Copper Grades
Actual
Budget
Copper Grade %
0.7
0.6
0.5
0.4
0.58
0.52
0.49
0.49
0.54
0.55
0.59
Q1
Q2
Q3
Q4
2004

Gold Grades
Actual
Budget
Gold Grade (gm/t)
0.9
0.8
0.7
0.6
0.5
0.4
0.8
0.65
0.64
0.53
0.65
0.57
0.75
Q1
Q2
Q3
Q4
2004

Copper Recovery
Actual
Budget
100%
95%
90%
85%
80%
75%
90.7%
90.7%
87.5%
90.4%
89.3%
92.2%
91.5%
Q1
Q2
Q3
Q4
2004

Gold Recovery
Actual
Budget
90%
85%
80%
75%
70%
65%
60%
77%
78.0%
74%
78.4%
77%
79.5%
79.8%
Q1
Q2
Q3
Q4
2004

Company's 12.5% proportional share of Alumbrera operations
(Monetary amounts stated in U.S. dollars)
	Third quarter		Nine months ended Sept 30
	2004	2003	2004	2003
EBITDA	$ 13,859,000	$ 7,946,000	$ 42,216,000	$ 8,636,000
Equity in earnings	$ 7,972,000	$ 2,793,000	$ 23,384,000	$ 3,076,000

EBITDA, per share	$ 0.13	$ 0.10	$ 0.39	$ 0.21
Equity in earnings, per share	$ 0.07	$ 0.04	$ 0.22	$ 0.08

Sales - Copper (pounds)	11,637,887	8,818,000	35,438,365	9,540,000
Gold (ounces)	18,062	12,867	58,206	13,916

Average realized price
Copper ($ per pound)	$ 1.38	$ 0.79	$ 1.31	$ 0.79
Gold ($ per ounce)	$ 405	$ 366	$ 404	$ 366

Copper cash costs per pound,	$ 0.04	$ 0.09	$ (0.03)	$ 0.09
net of gold credits

Outlook

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company has initiated a bankable feasibility study for its 100%-owned Agua Rica project and is in discussion with financing and smelter groups.  The feasibility study is anticipated to be completed in the second half of 2005.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

Selected Financial Information

(Stated in thousands of U.S. dollars, except per share data)

Consolidated balance sheets
	Sept. 30, 2004	December 31, 2003
Cash and cash equivalents	$ 41,758	$ 11,387
Other current assets	508	310
Mineral property interests and other assets	78,891	76,005
Equity investment in Minera Alumbrera Ltd.	85,402	94,585
Total assets	$ 206,559	$ 182,287

Current liabilities	$ 18,622	$ 941
Long-term debt	15,040	33,583
Future income taxes	19,408	18,885
Other	247	97
Shareholders' equity	153,242	128,781
Total liabilities and shareholders' equity	$ 206,559	$ 182,287

Consolidated statements of operations
	Third quarter		Nine months ended Sept 30,
	2004	2003	2004	2003

Equity earnings of Minera Alumbrera Ltd.	$ 7,972	$ 2,793	$ 23,384	$ 3,081
Expenses
Financing costs	(115)	--	(313)	--
Foreign exchange gains (losses)	(1,242)	208	(547)	338
Office and administration	(391)	(267)	(1,547)	(576)
Professional and consulting	(283)	(463)	(1,050)	(1,143)
Stock-based compensation	--	(740)	(1,544)	(2,617)
Interest and other income	88	30	144	76
Interest expense	(308)	(248)	(821)	(248)
Earnings (loss) for the period	5,721	1,313	17,706	(1,089)

Earnings (loss) per share - basic	0.05	0.02	0.16	(0.03)
Earnings (loss) per share - fully diluted	0.04	0.01	0.14	(0.03)

Weighted average shares outstanding ('000s)
Basic	110,285	79,449	108,348	40,612
Fully diluted	127,214	135,819	130,199	40,612

All financial information contained herein should be read in conjunction with the Company's Management Discussion and Analysis and unaudited financial statements for the nine months ended September 30, 2004 and related notes thereto available under the Company's profile on www.SEDAR.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations, 1-866-608-9970

Email: info@northernorion.com

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

Three and Nine Months Ended September 30, 2004 and 2003

(unaudited)

NORTHERN ORION RESOURCES INC.

Consolidated Balance Sheets

(unaudited)
(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2004	2003
ASSETS

Cash and cash equivalents	$ 40,969	$ 11,387
Temporary investments	789	--
Marketable securities (Market value: $392: 2003: $343)	150	150
Prepaid expenses and receivables	358	160
	42,266	11,697

PLANT AND EQUIPMENT	1,667	1,633
MINERAL PROPERTY INTERESTS (Note 3)	75,390	74,372
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 4)	85,402	94,585
DEFERRED FINANCE CHARGES (Note 5)	1,834	--

	$ 206,559	$ 182,287

LIABILITIES

Accounts payable and accrued liabilities	$ 798	$ 941
Current portion of long-term debt (Note 5)	17,824	--
	18,622	941

LONG-TERM DEBT (Note 5)	15,040	33,583
ASSET RETIREMENT OBLIGATION	247	97
FUTURE INCOME TAXES	19,408	18,885
	53,317	53,506

SHAREHOLDERS’ EQUITY
Share capital	189,260	183,993
Share purchase warrants (Note 6(a))	6,184	5,588
Contributed surplus	6,740	5,848
Deficit	(43,357)	(61,063)
Cumulative translation adjustment	(5,585)	(5,585)
	153,242	128,781
	$ 206,559	$ 182,287

SUBSEQUENT EVENTS (Note 9)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

“David Cohen”

“Robert Gayton”

David Cohen

Robert Gayton

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Operations and Deficit
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 4)	$7,972	$2,793	$23,384	$3,081

EXPENSES
Financing costs	115	--	313	--
Foreign exchange losses (gains)	1,242	(208)	547	(338)
Office and administration	391	267	1,547	576
Professional and consulting	283	463	1,050	1,143
Stock-based compensation	--	740	1,544	2,617
EARNINGS (LOSS) BEFORE THE FOLLOWING	5,941	1,531	18,383	(917)

INTEREST AND OTHER INCOME	88	30	144	76
INTEREST EXPENSE	(308)	(248)	(821)	(248)

NET EARNINGS (LOSS) FOR THE PERIOD	5,721	1,313	17,706	(1,089)

DEFICIT, BEGINNING OF PERIOD	(49,078)	(65,821)	(61,063)	(63,419)

DEFICIT, END OF PERIOD	$(43,357)	$(64,508)	$(43,357)	$(64,508)

Earnings (loss) per share – basic	$0.05	$0.02	$0.16	$(0.03)

Earnings (loss) per share – fully diluted	$0.04	$0.01	$0.14	$(0.03)

Weighted average number of shares outstanding – basic	110,285,455	79,449,429	108,348,240	40,611,810

Weighted average number of shares outstanding – fully diluted	127,214,043	135,818,982	130,198,739	40,611,810

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Shareholders’ Equity

(unaudited)
(Expressed in thousands of United States dollars)
	Common Shares Without Par Value		Share Purchase Warrants	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2002	18,860,092	$113,131	$--	$72	$(12,217)	$(63,419)	$37,567
Private placement, less share issue costs	4,000,000	2,558	--	--	--	--	2,558
Special warrants financing, less share issue costs (Note 6(a))	81,040,308	65,150	5,426	--	--	--	70,576
Warrants exercised	2,096,000	2,586	--	--	--	--	2,586
Stock options exercised	275,000	424	--	(139)	--	--	285
Agua Rica financing - warrants and debt extinguishment	--	--	162	423	--	--	585
Stock-based compensation	148,148	144	--	5,492	--	--	5,636
Cumulative translation adjustment	--	--	--	--	6,632	--	6,632
Earnings for the period	--	--	--	--	--	2,356	2,356
Balance, December 31, 2003	106,419,548	183,993	5,588	5,848	(5,585)	(61,063)	128,781
Warrants exercised	3,320,000	3,218	--	--	--	--	3,218
Stock options exercised	1,156,831	2,049	--	(777)	--	--	1,272
Stock-based compensation	--	--	--	1,669	--	--	1,669
Warrants issued on financing	--	--	596	--	--	--	596
Earnings for the period	--	--	--	--	--	17,706	17,706
Balance, September 30, 2004	110,896,379	$189,260	$6,184	$6,740	$(5,585)	$(43,357)	$153,242

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Consolidated Statements of Cash Flows
(unaudited)
(Expressed in thousands of United States dollars)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

OPERATING ACTIVITIES
Earnings (loss) for the period	$5,721	$1,313	$17,706	$(1,089)
Items not involving cash
Amortization of deferred finance charges	90	--	243	--
Gain on sale of shares	--	--	--	(32)
Equity earnings of Minera Alumbrera Ltd., net of cash distribution	21,110	(2,793)	9,183	(3,081)
Stock-based compensation	--	795	1,544	2,617
Loss (gain) on foreign exchange	1,692	(194)	704	223
Changes in non-cash operating working capital
Prepaid expenses and receivables	198	(75)	(198)	(198)
Accounts payable and accrued liabilities	(26)	(2,492)	(143)	465
	28,785	(3,446)	29,039	(1,095)

INVESTING ACTIVITIES
Equity investment in Minera Alumbrera Ltd.	--	--	--	(62,914)
Acquisition of Agua Rica interest	--	--	--	(3,600)
Mineral property costs incurred	(263)	(515)	(821)	(857)
Purchase of temporary investments	(789)	--	(789)	--
Proceeds on sale of marketable securities	--	--	--	88
Plant and equipment	(6)	--	(34)	(3)
	(1,058)	(515)	(1,644)	(67,286)

FINANCING ACTIVITIES
Long-term debt repaid	(460)	--	(25,435)	--
Term loan financing	--	(833)	23,826	--
Deferred finance charges	--	--	(693)	--
Common shares issued for cash, net of issue costs	1,826	293	4,489	73,426
	1,366	(540)	2,187	73,426

Increase (decrease) in cash and cash equivalents	29,093	(4,501)	29,582	5,045
Cash and cash equivalents, beginning of period	11,876	9,888	11,387	342

Cash and cash equivalents, end of period	$40,969	$5,387	$40,969	$5,387

Cash and cash equivalents is comprised of:
Cash and in bank	$1,147	$5,387	$1,147	$5,387
Short-term money market instruments	39,822	--	39,822	--
	$40,969	$5,387	$40,969	$5,387

SUPPLEMENTARY CASH FLOW INFORMATION (Note 7)

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina and Cuba.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 4).  On May 8, 2003, the Company acquired the remaining 72% interest in the Agua Rica deposit to bring its ownership interest in Agua Rica to 100%.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company’s ability to dispose of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of consolidation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2003, except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below.

(b)

Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar.  The change was necessary due to the Company’s acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar.  Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt.  The Company also adopted the U.S. dollar as its reporting currency.

The comparative numbers for the three and nine months ended September 30, 2003, including supplementary information, were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the period, of U.S.$1.00 = Cdn$1.4015.  Assets and liabilities were translated at period-end rates of U.S.$1.00 = Cdn$1.3499.  All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Asset retirement obligation

During the period the Company adopted the recommendation of the CICA Handbook Section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of related assets is generally recorded and depreciated over the life of the asset.  The Company has recorded an additional liability of $150 during the period and has treated the adoption on the prospective basis as the change is not material to the financial statements.

3.

MINERAL PROPERTY INTERESTS

	September 30, 2004	December 31, 2003
Minera Mantua Project (Cuba)
Balance, beginning of period	$ 18,624	$ 15,714
Incurred during the period
Reclamation accrual	150	--
Site maintenance	83	227
Cumulative translation adjustment	--	2,683
Balance, end of period	18,857	18,624

Agua Rica Project (Argentina)
Balance, beginning of period	67,277	45,164
Incurred during the period (recovered)
Acquisition costs	--	12,600
Engineering studies	85	54
Environmental and community	52	83
Geological	220	660
Legal and title	118	36
Property taxes	37	84
Site activities	350	224
Property and finance costs	242	621
Cumulative translation adjustment	--	7,751
Balance, end of period	68,381	67,277
	87,238	85,901
Royalty and net proceeds interest	(11,848)	(11,529)
Mineral property interests	$ 75,390	$ 74,372

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

4.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine.  The debt, formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks, was originally signed on February 26, 1997.  During the interim period, the long-term project debt was repaid in full.

Equity investment in Minera Alumbrera	At December 31, 2003	Quarter ended September 30, 2004	Year-to-date to September 30, 2004	At September 30, 2004
Purchase price	$ 91,514	$ --	$ --	$ 91,514
Equity in earnings	10,562	7,972	23,384	33,946
Cash distribution received	(7,491)	(29,082)	(32,567)	(40,058)
	$ 94,585	$ (21,110)	$ (9,183)	$ 85,402

5.

LONG-TERM DEBT

	September 30, 2004	December 31, 2003
Agua Rica
Payable to BHP Billiton	$ 8,824	$ 8,583
Alumbrera
Payable to Rio Algom Limited	--	25,000
Term loan payable to the Bayerische Hypo-und Vereinsbank	24,040	--
	32,864	33,583
Current portion of long-term debt	(17,824)	--
	$ 15,040	$ 33,583

Bayerische Hypo-und Vereinsbank Term Loan Facility

During the nine months ended September 30, 2004, the Company entered into a $24,500 term loan facility with HVB which has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company.  Mandatory principal repayments are due as follows:

Date	Principal Repayment
November 8, 2004	$ 4,000
December 31, 2004	2,500
June 30, 2005	2,500
December 31, 2005	3,000
June 30, 2006	5,000
December 31, 2006	5,000
June 30, 2007	1,000
December 31, 2007	1,040
$ 24,040

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

5.

LONG-TERM DEBT (continued)

The Company may make prepayments in multiples of $1,000.  Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter.  The security agreements and shares owned in the Company’s direct and indirect interest in Alumbrera secure the loan.

The Company paid bank commitment fees, financing charges, and issued 1,000,000 share purchase warrants with a value of $596, which have been recorded as deferred finance charges.  These deferred finance charges, totalling $2,077, will be amortized and expensed on a straight-line basis, over the term of the loan, which is fifty-four months.  Amortization for the nine months ended September 30, 2004, is $243.

6.

SHARE CAPITAL

(a)

Warrants

Pursuant to the conversion of the special warrants in fiscal 2003 to common shares and share purchase warrants, 40,520,155 share purchase warrants with an exercise price of Cdn$2.00, with an expiry date of May 29, 2008, commenced trading on the Toronto Stock Exchange.  At September 30, 2004, all of these warrants are outstanding.

As at September 30, 2004, in addition to the trading warrants, the following share purchase warrants issued in connection with financings made by private placements or debt financings were outstanding.

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
1,694,000	1.30	March 18, 2005
100,000	1.50	April 23, 2005
200,000	1.50	May 8, 2005
1,000,000	4.74	March 1, 2007
2,994,000

The value of the warrants issued on March 1, 2004, was calculated using the Black-Scholes method, using a three-year term, an annualized volatility of 41.52%, and a discount rate of 3.14%.

(b)

Stock options

A summary of the changes in stock options for the nine months ended September 30, 2004, is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2002	670,000	1.50
Granted	8,345,000	1.39
Exercised	(275,000)	1.36
Balance, December 31, 2003	8,740,000	1.40
Granted	2,290,000	3.15
Exercised	(1,275,000)	1.58
Cancelled	(15,000)	1.50
Balance, September 30, 2004	9,740,000	1.78

Fully vested and available for exercise, September 30, 2004	9,740,000	1.78

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

6.

SHARE CAPITAL (Continued)

(b)

Stock options  (continued)

The following table summarizes information about the stock options outstanding at September 30, 2004:

Exercise Price Cdn$	Outstanding and Exercisable at September 30, 2004	Remaining Contractual Life
1.50	285,000	1.91 years
1.30	710,000	3.36 years
1.70	150,000	3.57 years
1.35	6,170,000	3.71 years
1.35	100,000	3.73 years
2.60	35,000	4.07 years
3.15	300,000	4.45 years
3.15	1,990,000	4.68 years
	9,740,000

The values of stock options issued during the nine months ended September 30, 2004, were calculated using the Black-Scholes method, using a term of two and a half years, annualized volatility ranging from 41.62% to 47.96% and discount rates ranging from 2.43% to 3.14%.

7.

SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended				Nine months ended
	September 30,				September 30,
		2004		2003		2004		2003
Non-cash transactions:
Interest and finance capitalization to mineral property interests	$		$		$		$

Asset retirement obligation capitalized to Mantua property		--		--		150		--
Long-term debt included in Agua Rica acquisition		--		--		--		8,762
Long-term debt included in equity investment in Minera Alumbrera Ltd.		--		--		--		28,600
Reduction of BHP loan included in deferred finance charges		--		--		25		829
Finance fee on term loan		--		--		788		--
Stock compensation included in mineral property interests		--		--		125		282
Fair value of warrants issued on Alumbrera refinancing included indeferred finance charges		--		--		596		--
Stock options exercised		9				777		--
Other disclosures:
Interest paid		313		216		813		249
Income taxes paid		--		--		--		--

NORTHERN ORION RESOURCES INC.

Notes to the Consolidated Financial Statements
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

8.

RELATED PARTY TRANSACTIONS AND BALANCES

	Nine months ended September 30,
	2004	2003
Services rendered
Management fees and expenses (a)	$ 554	$ 382
Administration fees (b)	$ 151	$ 121

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid management fees and expenses to private companies controlled by officers and directors of the Company.

(b)

The Company paid administrative expenses to a private company with a former director and a former officer in common.  This private company provides office services and other administrative services on a cost recovery basis.  At September 30, 2004, $11 was receivable (December 31, 2003 - $31) from this company and is included in prepaid expenses and other receivables.

All related party transactions were recorded at the amounts agreed upon between the parties.  The balances payable noted above are payable on demand without interest.

9.

SUBSEQUENT EVENTS

Subsequent to September 30, 2004, 22,500 stock options were exercised at Cdn$1.35, 11,000 warrants were exercised at Cdn$1.30 and 1,053,740 warrants were exercised at Cdn$2.00 to acquire 1,087,240 common shares.

Certification of Interim Filings during Transition Period

I, David Cohen, President and Chief Executive Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Northern Orion Resources Inc. (the "Issuer") for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

November 10, 2004.

/s/ David W. Cohen

David Cohen
President and Chief Executive Officer

Certification of Interim Filings during Transition Period

I, Horng Dih Lee, Chief Financial Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Northern Orion Resources Inc. (the "Issuer") for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

November 10, 2004.

/s/ Horng Dih Lee

Horng Dih Lee
Chief Financial Officer

NORTHERN ORION RESOURCES INC.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2004 and related notes thereto.  All figures are in United States dollars unless otherwise noted.  The effective date of this MD&A is November 9, 2004.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FINANCIAL SUMMARY

Earnings and operations at Alumbrera

Net earnings for the third quarter of 2004 were $5,721,000 ($0.05 per share) compared to $1,313,000 ($0.02 per share) for the same period in 2003.  Net earnings for the nine months of 2004 were $17,706,000  ($0.16 per share) compared to a loss of $1,089,000 ($0.03 per share) for the same period in 2003.  The Company did not generate earnings until it acquired 12.5% of the Alumbrera Mine in Argentina on June 24, 2003.

Equity in earnings from the Alumbrera Mine was $7,972,000 in the third quarter and $23,384,000 in the nine months of 2004, compared to $2,793,000 and $3,081,000 for the same periods, respectively, in 2003.  Equity in earnings has been calculated net of estimated Argentine tax rate of 30%.  The Company’s share of sales was 11,637,887 pounds of copper and 18,062 ounces of gold during the third quarter and 35,438,354 pounds of copper and 58,206 ounces of gold during the nine months of 2004.  Average realized copper and gold prices were $1.38 per pound and $405 per ounce, respectively, for the third quarter, and $1.31 per pound and $404 per ounce, respectively, for the nine months.  The sales statistics for the comparative periods in 2003 are shown in the table below.  Compared to 2003, the volume of copper and gold sold in the third quarter of 2004 was approximately 32% and 40% higher respectively.   Improving global markets for metals have pushed Alumbrera’s realized copper and gold prices up by 75% and 11% respectively over the last 12 months.

The Company’s share of third quarter earnings from the Alumbrera Mine before depletion, depreciation, amortization and tax provision (“EBITDA”) was $13,859,000.  EBITDA is a non-GAAP measure.  Cash cost per pound of copper, net of gold credits, was $0.04.  This is also a non-GAAP measure which is commonly used in the mining industry, but which does not have any standardized meaning.  The cash cost per pound of copper, net of gold credits, is derived by taking the Company’s share of Alumbrera’s cost of sales of $7,797,000, deducting gold sales of $7,319,000 and dividing the difference by the pounds of copper sold.  Copper and gold production during the third quarter of 2004 was lower than the previous operating quarters since the Company’s acquisition of Alumbrera, due to decreased copper and gold grades, as anticipated from the mine plan.  Grades are expected to and have begun to improve in September 2004.

The Alumbrera Mine has generated sufficient cash flows from operations to enable it to repay all of its outstanding external project debt of $154,092,000 in May 2004 and repay a significant amount of its shareholder loans.  In September 2004, the Company received cash distributions of $29,082,000 from Alumbrera.

A summary of the Company’s proportional share of Alumbrera’s operations follows (2003 results are from the period June 24 (date of acquisition) through December 31):

Company's 12.5% proportional share of Alumbrera operations

	Third quarter		Nine months
	2004	2003	2004	2003
Key production statistics

Ore mined (tonnes)	978,000	740,000	2,962,000	814,000

Ore milled (tonnes)	1,134,000	1,014,000	3,265,000	1,099,000

Grades - Copper (%)	0.54	0.67	0.53	0.67
Gold (grams/tonne)	0.65	0.83	0.70	0.83

Recoveries - Copper (%)	89	89	89	89
Gold (%)	77	73	76	73

Production - Copper (pounds)	12,047,000	13,295,000	34,277,000	14,470,000
Gold (ounces)	18,392	19,659	55,727	21,318

Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA	13,859	7,946	42,216	8,636
Equity in earnings	7,972	2,793	23,384	3,076

EBITDA, per share	0.13	0.10	0.39	0.22
Equity in earnings, per share	0.07	0.04	0.22	0.08

Sales - Copper (pounds)	11,637,887	8,818,000	35,438,365	9,540,000
Gold (ounces)	18,062	12,867	58,206	13,916

Average realized price
Copper ($ per pound)	1.38	0.79	1.31	0.79
Gold ($ per ounce)	405	366	404	366

Copper cash costs per pound,	0.04	0.09	(0.03)	0.09
Net of gold credits

Other costs and expenses

Office and administration expenses increased from $267,000 in the third quarter of 2003 to $391,000 in the third quarter of 2004, primarily due to higher premiums for directors’ and officers’ insurance in 2004 and salaries for new employees in 2004.   Office and administration expenses increased from $576,000 in the nine months ended September 30, 2003 to $1,547,000 in the same period in 2004.   As a result of the Alumbrera and Agua Rica acquisitions in June 2003, there has been a significant increase in corporate activity, giving rise to an increase in such expenses as fees paid for the administration of Argentinean subsidiaries, investor relations, travel and accommodation, listing and filing fees paid in connection with the listing of the Company’s shares on the American Stock Exchange (“AMEX”), and insurance.

Professional and consulting costs decreased from $463,000 in the third quarter of 2003 to $283,000 in the third quarter of 2004.  Major components of these costs include legal and audit fees, fees paid to a management company for corporate, accounting and administrative services, and fees to executive officers employed under contract.  The higher amounts in 2003 were due to legal and audit fees associated with the various corporate transactions which occurred in June 2003, as well as higher shareholder communications costs in the third quarter of 2003.  Professional and consulting costs for the comparative 9-month periods in 2003 and 2004 have decreased slightly.  The trend is towards lower costs as 2004 progresses, as there were one-time charges in the first half of 2004 for legal fees incurred in connection with the Company’s AMEX listing in April 2004, as well as audit fees incurred as a result of additional work in connection with the Company adopting the U.S. dollar as its functional and reporting currency.

Interest expense of $308,000 and $821,000 in the third quarter and nine months of 2004, respectively, relating to the term loans and deferred payment on the Alumbrera transaction were expensed in 2004.  $248,000 was expensed in the same periods in 2003.

Non-cash expenses

There was no stock-based compensation recorded in the third quarter of 2004 compared to  $740,000 in the same period in 2003.  Stock-based compensation of $1,544,000 was recorded for the nine months of 2004 compared to $2,617,000 for the same period in 2003.  2004 transactions giving rise to stock-based compensation included the grant of 1,990,000 stock options with an exercise price of Cdn.$3.15 in June 2004 and the grant of 300,000 stock options with an exercise price of Cdn.$3.15 in March 2004.

In the third quarter of 2004, the Company recorded a foreign exchange loss of $1,242,000 as a result of a drop in the U.S dollar versus the Canadian dollar (1.2616 at September 30, 2004 and 1.3577 at June 30, 2004) and as a result of the Company’s future income taxes and royalty and net proceeds interest payable (see Note 2 under Contractual Obligations below), both of which are balance sheet liabilities that are denominated in Canadian dollars.

Related party transactions

The Company’s Canadian executive officers and employees were engaged under contract with those officers’ personal services companies in 2003 and 2004.  The Company paid $554,000 for management fees and expenses to private companies controlled by officers and directors of the Company in the nine months ended September 30, 2004, compared to $447,000 in 2003.  The Company also paid $151,000 in administrative fees to a private company with a director and officer in common with the Company in 2004 compared to $79,000 in 2003.

All related party transactions were recorded at the amounts agreed upon between the parties.  Any balances payable are payable on demand without interest.

Change in accounting policy

In 2004, the Company adopted the recommendation of the CICA Handbook Section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of related assets is generally recorded and depreciated over the life of the asset.  The Company has recorded an additional liability of $150,000 during the nine months ended September 30, 2004 and has treated the adoption on the prospective basis as the change is not material to the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Company had working capital of $23,644,000, compared to $10,756,000 at December 31, 2003, and cash and cash equivalents and temporary investments of $41,758,000 (December 31, 2003 - $11,387,000).

The Company received cash distributions totalling $29,082,000 from the Alumbrera Mine during the third quarter of 2004, bringing total cash distributions from Alumbrera to $32,567,000 for 2004 and $40,058,000 since the Company acquired its interest in Alumbrera in June 2003.  Overall, net cash of $28,785,000 was generated by operating activities in the third quarter of 2004, compared to $3,446,000 spent on operating activities in the same period in 2003.  The 2003 balance was created primarily by a decrease in non-cash operating working capital of $2,567,000.

In the third quarter of 2004, the Company spent $269,000 in investing activities, mostly on its mineral properties including Agua Rica, compared to $515,000 in the same period in 2003.

In the third quarter of 2004, financing activities consisting primarily of the exercise of stock options and share purchase warrants generated cash of $1,826,000, compared to $293,000 in 2003.  During the nine months of 2004, $4,489,000 was raised from similar activities, compared to $2,850,000 in 2003.  Additionally, $70,576,000 was raised in 2003 by the issue of special warrants to finance the Company’s Agua Rica and Alumbrera acquisitions.

In the nine months ended September 30, 2004, financing activities also included the full repayment of the balance of the deferred portion of the purchase price for the 12.5% acquisition of Alumbrera.  This was paid through proceeds from a $24,500,000 loan facility that the Company entered into with the Bayerische Hypo-und Vereinsbank (“HVB”) on March 4, 2004.

The HVB term loan facility has a 4½-year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn.$4.74 to acquire one common share of the Company.  Scheduled principal repayments are due commencing December 31, 2004 and continue every six months until December 31, 2007.   Because Alumbrera’s external project debt

has now been fully repaid, the Company will have to make mandatory principal repayments when it receives Alumbrera cash distributions which exceed certain specified amounts.  The Company made a payment of $460,000 in the third quarter of 2004 and expects to make a further repayment of $4,000,000 in November 2004.

The Company may make prepayments on the HVB term loan in $1,000,000 multiples.  Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter.  The loan is secured by security agreements and shares owned in the Company’s direct and indirect interest in Alumbrera.

The Company paid bank commitment fees, financing charges, and issued 1,000,000 warrants with a value of $596,000, which have been recorded as deferred finance charges.  The aggregate deferred finance charges of $2,077,000 is being amortized and expensed on a straight-line basis over 54 months, the term of the loan, commencing in March 2004.  Amortization to September 30, 2004, was $243,000.

In the third quarter of 2004, 1,847,500 warrants were exercised at Cdn.$1.30 per share for gross proceeds of $1,810,000 and 15,000 options were exercised at Cdn.$1.35 for cash proceeds of $17,000.  In the nine months ended September 30, 2004, 3,320,000 warrants were exercised at Cdn.$1.30 per share for gross proceeds of $3,218,000 and 1,156,831 options were exercised at prices ranging from Cdn.$1.30 to Cdn.$2.60 for cash proceeds of $1,272,000.  Subsequent to September 30, 2004, 11,000 warrants were exercised at Cdn.$1.30 per share, 1,053,740 warrants were exercised at Cdn.$2.00 per share and 22,500 options were exercised at Cdn.$1.35 per share.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual obligations as at September 30, 2004 (in thousands of U.S. dollars):

	Less than one year	1-2 years	2-3 years	3-4 years	More than 5 years	Total

Long-term debt (1)	$ 17,824	$ 8,000	$ 6,000	$ 1,040	$ --	$ 32,864
Asset retirement obligations	--	--	--	--	247	247
Royalty and net proceeds interest (2)	--	--	--	--	11,848	11,848
	$ 17,824	$ 8,000	$ 6,000	$ 1,040	$ 12,095	$ 44,959

(1)

Long-term debt includes the HVB credit facility as described above, and the $9,000,000 deferred portion of the purchase price for Agua Rica (made up of $8,824,000 at September 30, 2004 plus interest which will accrue between October 1, 2004 and June 30, 2005, the due date of the payment).

(2)

 The Company has an agreement with Miramar Mining Corporation (“Miramar”) which entitles Miramar to receive, to a maximum of Cdn.$15 million (“Proceeds Interest”), the economic equivalent of a 2.5% net smelter returns royalty on all production from the Company’s mining properties held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of any interest in the Agua Rica or Mantua projects until the Proceeds Interest is paid.  The Proceeds Interest balance payable at September 30, 2004, is $11,848,000 (Cdn.$14,948,000) and is deducted from mineral property interests.

OUTLOOK

Since the acquisition of a 12.5% interest in the Bajo de la Alumbrera (“Alumbrera”) Mine in Argentina in June 2003, the Company has benefited from positive cash flows from production at the Alumbrera Mine.  2004 is the first full year in which the operations of Alumbrera will be integrated into the financial statements of the Company.  Production during the first nine months of 2004 at Alumbrera was in line with the budgeted mine plan which indicated production levels to decrease in the second quarter of 2004 (as compared to 2003 and first quarter 2004) as a result of reduced grade, and then recover from late 2004 onwards.  The mine continues to run efficiently and anticipates increased recovery as the flotation plant upgrade was successfully completed in mid 2004.

The Company has initiated a bankable feasibility study for its 100%-owned Agua Rica project and is in discussion with financing and smelter groups.  The feasibility study is anticipated to be completed in the second half of 2005.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  If so, over the long-term, the Company may still need to obtain additional funding for, or third party participation in, Agua Rica in order to bring it into production.   If required, the Company expects to obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The risk factors associated with the mining industry, financial markets, markets for metals and minerals and foreign operations have not changed significantly since December 31, 2003 and are described in detail in the Company’s MD&A for the year ended December 31, 2003.

SUMMARY OF QUARTERLY EARNINGS

(amounts stated in thousands of U.S. dollars, except per share data)

	2004			2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Equity earnings of Alumbrera	7,972	5,355	10,057	7,481	2,793	288	-	-
Expenses	2,251	2,504	923	4,035	1,480	1,855	836	264
Net earnings (loss)	5,721	2,851	9,134	3,446	1,312	(1,566)	(836)	(264)
Earnings (loss) per share - basic	0.05	0.03	0.09	0.03	0.02	(0.07)	(0.04)	(0.01)
Earnings (loss) per share - diluted	0.04	0.02	0.07	0.02	0.01	(0.07)	(0.04)	(0.01)

Forward-looking Statements

Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended.  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of gold and copper, variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks associated with mining, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under “Risk Factors”.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements

November 9, 2004

“David Cohen”

David Cohen
President and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

November 10, 2004

By:

/s/ David W. Cohen

David W. Cohen
President and Chief Executive Officer